UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (each a “Filer” and together the “Filers”): Santander UK plc and Abbey National Trust Services plc

B.	This is (select one):

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants: Santander UK plc and Abbey National Trust Services plc

Form type: F-3

File Number (if known) ________________________________________________________________

Filed by: Santander UK plc and Abbey National Trust Services plc

Date Filed (if filed concurrently, so indicate): Filed concurrently on March 18, 2011

D.	The Filers are incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated): England and Wales and have their principal place of business at (Address in full and telephone number):
2 Triton Square, Regent’s Place, London NW1 3AN, England (tel: +44 870 607 6000)

E.	The Filers designate and appoint (Name of United States person serving as agent)

Abbey National Treasury Services plc (Connecticut branch) (“Agent”) located at (Address in full in the United States and telephone number) 400 Atlantic Street, 2nd Floor, Stamford, Connecticut 06901 (tel: (203) 355-7923) as the agent of the Filers upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)
any civil suit or action brought against the Filers or to which the Filers have been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filers on Form (Name of Form) F-3 filed on March 18, 2011 or any purchases or sales of any security in connection therewith. The Filers stipulate and agree that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if any of the Filers discharges the Agent or the Agent is unwilling or unable to accept service on behalf of any of the Filers at any time until six years have elapsed from the date of such Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. The Filers further undertake to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.
Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

Each of the Filers certify that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of London                             Country of  England

this       18th                                  day  March 2011 A.D.

Filer:   Santander UK plc

By (Signature and Title):   /s/ Mónica Cueva
Financial Controller

Filer:   Abbey National Treasury Services plc

By (Signature and Title):   /s/ David Green
Director, Head of Statutory Reporting and Accounts
(principal financial officer of Abbey National Treasury Services plc)

This statement has been signed by the following persons in the capacities and on the dates indicated.

Abbey National Treasury Services plc (Connecticut branch), as Agent

(Signature) /s/ Rob Ferrari

(Title) Executive Vice President & General Manager

(Date) March 18, 2011